News release

Zi Corporation Reports Third Quarter, Nine-Month Results

Zi Technology Revenues Increase 39 Percent and 47 Percent, Respectively, From Prior-Year Periods; Company Generates Breakeven Operating Cash Flow in Third Quarter

CALGARY, AB, November 14, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced results for its third quarter and nine months ended September 30, 2003. (All monetary amounts in this release are expressed in Canadian dollars unless otherwise indicated.) Revenues from the Company's Zi Technology business increased substantially from last year's comparable periods as the net loss declined sharply to $0.01 loss per share in this year's third quarter and the Company generated breakeven operating cash flow.

                The net loss for the 2003 third quarter declined to $493,001, or a loss per share of $0.01, from a net loss of $20.8 million, or a loss per share of $0.54, for the third quarter of 2002. For the first nine months of 2003, the net loss dropped to $4.3 million, or a loss per share of $0.11, from a net loss for the 2002 nine months of $33.5 million, or a loss per share of $0.89. The net losses for the 2002 third quarter and nine months included losses from discontinued operations of $5.1 million and $9.1 million, respectively, and significant provisions for a number of one-time and non-recurring items totaling $11.5 million and $12.2 million, respectively.

                On a company wide basis, total revenues for this year's third quarter and nine months were $3.6 million and $9.8 million, respectively. This compares to total company wide revenues of $3.5 million and $8.8 million for the prior year periods, which included approximately $900,000 and $2.1 million, respectively, from e-Learning operations divested in the fourth quarter of last year.

                Revenues from the Company's core Zi Technology business for the 2003 third quarter and nine months increased 39 percent and 47 percent, respectively, to $3.4 million and $9.4 million from revenues of $2.5 million and $6.4 million for the respective year-earlier periods. Zi Technology revenues in this year's third quarter improved 52 percent from $2.3 million in the second quarter of 2003. The Zi Technology business generated operating income in this year's third quarter and nine months of approximately $700,000 and $900,000, respectively.

                Zi Technology year-over-year and sequential revenue growth rates benefited in this year's third quarter from the steady implementation of the Company's strategy to grow its core business in key markets. This included the Company's continued expansion into the North and Latin America markets; further penetration of the Asian wireless market and customer base; and growth into additional telecom markets such as the Chinese Handyphone System (PHS) market. Revenue growth in the 2003 third quarter also benefited from a decline in the negative effects of the industry wide oversupply of handsets and the SARS epidemic in the Asian market.

                "We continue to win business in competitive situations and we are increasing our base of key customers in all the geographic markets we serve," said Michael D. Donnell, Zi Corporation President and Chief Operating Officer. "While our position in the Chinese market continues to increase, we are also seeing an ongoing expansion of our products into other world markets as we seek new product opportunities with our current distribution channels. Our whole team is doing an excellent job of executing the Company's business plan and as the results for this year's third quarter demonstrate, we continue to make significant operational progress on all fronts."

                As of September 30, 2003, the Company had signed a total of 92 licensees, compared to 62 licensees at the end of the 2002 third quarter. Zi's customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, Fujitsu, UTStarcom, LG Electronics, Ningo Bird, TCL and DBTel. Announcements of new licensee agreements in the quarter with OEMs and ODMs in China, Korea and Japan included Dart Technologies Corporation, Goldwiz Electric (Shenzhen) Co. Ltd. and Samyang Electronics.

                Royalties were earned from 37 licensees in this year's third quarter compared to 22 in the same period a year earlier. Handset makers are generally shortening the time to market for their products, resulting in less time between the signing of an eZiText license and the flow of license fee revenue to Zi. Given this reduction in lead time, licenses signed over the last several months can be expected to generate revenue for Zi in the near term.

                A total of 57 new handset models embedded with eZiText were released by OEM and ODM customers during the third quarter of 2003, substantially increasing the cumulative total as of the end of the quarter to 345 compared to 145 a year earlier. New handsets introduced to market in the quarter include Kyocera's Blade, Phantom, Rave and Slider series for the North and Latin American markets; Alcatel's One-Touch Series 735 smart phone sold worldwide; and CEC Telecom's innovative wrist watch phone for the Chinese market.

                "We now have an operating infrastructure and cost base that will support further growth in revenue without the need for significant expense increases," Donnell added. "This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasingly positive impact on our bottom line. While we still face a number of business and market challenges over the coming months, I am convinced that we are well positioned to achieve our goals of becoming profitable and establishing the Company as the market leader."

                Zi representatives have met with and are working closely with the court appointed receiver of the Lancer funds and the recently-appointed Lancer fund manager to offer continued assistance to help Lancer determine its share ownership position in Zi. The Receiver is not yet able to provide the Company with information pertaining to the holdings of the funds.

                The Company is in the process of reviewing equity financing alternatives to cover its capital and operating requirements. Extracts from the notes to financial statements for the period ended September 30, 2003 are included with this press release and provide detailed information respecting these qualifications and contingencies.

Conference Call
                 As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EST (Eastern). The dial-in number for the call in North America is 1-888-208-1812 and 1-719-457-2654 for overseas callers. A live audio webcast and 10-day archive of the call can be accessed at the Company's website at www.zicorp.com.

About Zi Corporation
                 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

                Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

Zi Corporation
Consolidated Balance Sheets
	September 30, 2003	December 31, 2002	September 30, 2002
	(unaudited)	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$948,272	$5,342,771	$9,015,740
Accounts receivable	4,014,133	4,480,800	4,484,107
Work-in-progress and inventory	43,558	153,975	254,048
Prepayments and deposits	835,272	1,110,492	1,463,093
	5,841,235	11,088,038	15,216,988

Notes receivable	2,699,800	3,155,200	-
Capital assets - net	1,636,035	2,033,738	4,466,866
Intangible assets - net	957,814	1,986,937	4,815,592
Investment in significantly influenced company	-	-	-
	$11,134,884	$18,263,913	$24,499,446

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$4,509,776	$6,706,687	$10,513,267
Deferred revenue	797,469	798,268	764,912
Note payable	-	5,206,080	799,913
Current portion of capital lease obligations	46,626	158,952	184,290
	5,353,871	12,869,987	12,262,382

Capital lease obligations	8,123	32,977	51,925
	5,361,994	12,902,964	12,314,307

Contingent liabilities and going concern (notes 2 & 1)

Shareholders' equity
Share capital	100,399,393	96,502,449	96,673,949
Contributed surplus	1,035,223	240,573	-
Deficit	(95,661,726)	(91,382,073)	(84,488,810)
	5,772,890	5,360,949	12,185,139
	$11,134,884	$18,263,913	$24,499,446

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Loss and Deficit

(unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenue
License and implementation fees	$3,446,448	$2,486,342	$9,352,061	$6,375,147
Other product revenue	194,490	980,701	460,507	2,436,236
	3,640,938	3,467,043	9,812,568	8,811,383

Cost of sales
License and implementation fees	53,461	110,921	334,451	231,630
Other	36,498	390,805	63,252	975,268
	89,959	501,726	397,703	1,206,898

Gross margin	3,550,979	2,965,317	9,414,865	7,604,485

Operating expenses

Selling, general and administrative	(2,524,264)	(5,216,304)	(8,462,997)	(12,879,384)
Litigation and legal (note 2)	(301,904)	(7,131,123)	(715,539)	(8,759,900)
Product research and development	(762,233)	(1,107,473)	(2,175,751)	(3,457,554)
Depreciation and amortization	(439,190)	(3,475,598)	(1,577,675)	(5,526,490)
Impairment of goodwill	-	(1,976,908)	-	(1,976,908)
Foreign exchange gain	(20,933)	285,269	32,622	460,911
Operating loss before undernoted	(497,545)	(15,656,820)	(3,484,475)	(24,534,840)
Interest on long term debt	(3,089)	(72,349)	(13,048)	(110,245)
Other interest	-	-	(814,766)	(6,665)
Interest income and other income	7,633	65,927	32,636	241,490
Equity interest in loss of significantly influenced company	-	-	-	-
Loss from continuing operations before income taxes	(493,001)	(15,663,242)	(4,279,653)	(24,410,260)
Income taxes	-	-	-	-
Loss from continuing operations	(493,001)	(15,663,242)	(4,279,653)	(24,410,260)

Discontinued operations
Loss from discontinued operations	-	(5,099,807)	-	(9,083,577)
Net loss	(493,001)	(20,763,049)	(4,279,653)	(33,493,837)
Deficit, beginning of period	(95,168,725)	(63,725,761)	(91,382,073)	(50,994,973)
Deficit, end of period	$(95,661,726)	$(84,488,810)	$(95,661,726)	$(84,488,810)

Basic and diluted loss from continuing operations per share	$(0.01)	$(0.41)	$(0.11)	$(0.65)
Loss from discontinued operations per share	-	(0.13)	-	(0.24)
Basic and diluted loss per share	$(0.01)	$(0.54)	$(0.11)	$(0.89)
Weighted average common shares	38,197,409	37,917,098	38,089,761	37,750,436
Common shares outstanding, end of period	39,325,560	37,919,250	39,325,560	37,919,250

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

(unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating activities:
Net loss from continuing operations	$(493,001)	$(15,663,242)	$(4,279,653)	$(24,410,260)
Items not affecting cash:
Loss on dispositions of capital assets	-	189,679	1,922	234,098
Depreciation and amortization	439,190	3,475,598	1,577,675	5,526,490
Impairment of goodwill	-	1,976,908	-	1,976,908
Non-cash compensation expense	60,769	-	794,650	-
Non-cash interest expense	-	-	60,930	-
Funds generated from (applied to) operations	6,958	(10,021,057)	(1,844,476)	(16,672,764)
Decrease (increase) in non-cash working capital	(1,173,640)	5,731,485	(1,345,406)	5,268,188
Cash flow applied to operations	(1,166,682)	(4,289,572)	(3,189,882)	(11,404,576)

Financing activities:
Proceeds from issuance of common shares	121,528	85,675	3,836,014	1,012,446
Repayment of note payable	-	(44,728)	(5,206,080)	(75,391)
Payment of capital lease obligations	(35,110)	(46,575)	(137,180)	(98,794)
	86,418	(5,628)	(1,507,246)	838,261
Investing activities:
Short-term investments	-	-	-	8,577,503
Purchase of capital assets	(39,879)	(259,698)	(68,257)	(1,045,049)
Proceeds from capital asset dispositions	-	65,416	3,594	87,664
Software development costs	(26,981)	(286,037)	(88,108)	(909,969)
Note receivable	(4,800)	-	455,400	-
Acquisition of subsidiaries net of bank indebtedness	-	-	-	(1,884,433)
	(71,660)	(480,319)	302,629	4,825,716

Discontinued operations	-	(905,208)	-	(4,334,625)

Net cash inflow (outflow)	(1,151,924)	(5,680,727)	(4,394,499)	(10,075,224)
Cash and cash equivalents, beginning of period	2,100,196	14,696,467	5,342,771	19,090,964
Cash and cash equivalents, end of period	$948,272	$9,015,740	$948,272	$9,015,740

Non cash financing activities
Acquisition of subsidiaries	$-	$-	$-	$790,000
Equipment acquired under capital lease	$-	$-	$-	$34,200

Components of cash and cash equivalents
Cash	$948,272	$3,339,437	$948,272	$3,339,437
Cash equivalents	$-	$5,676,303	$-	$5,676,303

Supplemental cash flow information
Cash paid for interest	$3,089	$9,136	$766,884	$30,164

See accompanying notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the periods ended September 30, 2003 and 2002

1.        GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the next twelve months. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 2. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$0.75 million due January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payment due under the settlement agreement with AOL, raise additional financing and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payment due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

2.        CONTINGENT LIABILITIES

The US$9 million damages judgment awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgment (the "Consent Judgment") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$0.75 million (the "Outstanding Balance"), which remains to be paid in an installment payment on January 2, 2004. In the event that the Outstanding Balance payment is not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$5.25 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment date, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occur and are not cured within ten days of occurrence:

(i)	the Company advanced any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgement; or
(iv)	the Company breaches any of the terms of the settlement agreement.

3.        COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.